ELITE PHARMACEUTICALS, INC.
                                165 LUDLOW AVENUE
                           NORTHVALE, NEW JERSEY 07647

                                                              February 28, 2006

VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:   Elite Pharmaceuticals, Inc.
               Application for Withdrawal of Registration Statement on Form S-1 (Registration No. 333-124376)

Ladies and Gentlemen:

         Elite Pharmaceuticals, Inc. a Delaware corporation (the "COMPANY") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-124376) together with all exhibits thereto (collectively the "REGISTRATION STATEMENT").

         The Company originally filed the Registration Statement on April 27, 2005 in order to register 2,402,181 shares of Common Stock which were issuable upon exercise of the Company's then outstanding Class B Common Stock Purchase Warrants and Class C Common Stock Purchase Warrants (collectively, the "WARRANTS"). Since the initial filing of the Registration Statement, the exercise period for the Warrants terminated without any of the holders of the Warrants exercising their respective Warrants. As a result, there are no Warrants outstanding nor are there any shares of Common Stock issuable upon exercise of the Warrants outstanding. Accordingly, we are requesting the withdrawal of the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Leo Silverstein at (212) 209-3005 or Scott Rosenblatt at (212) 209-3040 of Reitler Brown & Rosenblatt LLC, legal counsel to the Company in connection with the Registration Statement.



                                                  Sincerely yours,

                                                  /s/ Bernard J. Berk

                                                  Bernard J. Berk
                                                  Chief Executive Officer